FREE WRITING PROSPECTUS dated June 16, 2011	Filed pursuant to Rule 433 Registration Statement No. 333-164694

EKSPORT
FINANS
NORWAY

EKSPORTFINANS ASA | JUNE 2011 | WWW.EKSPORTFINANS.COM

RATINGS* AND RISK WEIGHT

Moody's	**Aa1/P-1 (Stable Outlook)**
Standard & Poor's	**AA/A-1+ (Negative Outlook)**
Risk weight	**20%**

S&P: (June 07, 2011): "We are changing our outlook on Eksportfinans to negative from stable to reflect our view of the ongoing pressure on Eksportfinans' stand-alone credit profile stemming from the viability of its current business model and the adequacy of its enterprise risk management"
S&P: (June 14, 2010): "The ratings on Eksportfinans ASA reflect our opinion that there is a very high likelihood of extraordinary support from the Norwegian government." "They are further underpinned by the company's excellent loan asset quality and robust capitalization." "The company's loan asset quality remains excellent, with the entire loan portfolio either guaranteed by the Norwegian government or by domestic and foreign banks."
http://www.eksportfinans.com/News/News%20articles/ratingendring%20standard%20and%20poors.aspx

Moody's: (April 27, 2011): "The rating remains underpinned by Moody's assessment of a high probability of systemic support for Eksportfinans, which reflects its function as an important tool for the government as a provider of funding to the Norwegian export sector. Support from the government – which owns 15% of the entity – has been demonstrated several times throughout the crisis. These included (i) the offering of funding for qualifying export projects for two-years ending in 2010; and (ii) stressing the strategic importance of its ownership in Eksportfinans in 2009 (placement in a higher objective category by the State Ownership Commission)."
http://www.eksportfinans.com/News/News%20articles/moodys%20ratingendring.aspx

*A credit rating reflects the creditworthiness of Eksportfinans in the view of the rating agency and is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness does not affect or enhance the likely performance of an investment other than the ability to meet obligations.

KEY FACTS

Norway's specialized export credit institution, established in 1962 providing government supported and commercial loans to the export sector:

- Sole and exclusive operator of the Norwegian Government supported export financing scheme on behalf of the Norwegian Ministry of Trade and Industry
- All export lending benefits from a guarantee from the Kingdom of Norway or a highly rated financial institution

Eksportfinans' long term funding requirement for 2011 USD 8-10 billion:

- Only Norwegian international borrower with a Global benchmark program
- Closest proxy to the Kingdom of Norway on a Global benchmark basis

OWNERSHIP


KINGDOM OF NORWAY 15.0%
(Aaa/AAA/AAA)
DANSKE BANK 8.0%
(A1/A/A+)
OTHER BANKS 13.8%
DnB NOR 40.0%
(Aa3/A+)
NORDEA 23.2%
(Aa2/AA-/AA-)

The State owns a 34% share of DnB NOR, thus, the State owns a direct and indirect stake of 55% in Eksportfinans

ISSUANCE PROGRAMS

- Programs / Shelves: US MTN, EMTN, Kangaroo, Japan
- Extensive range of structures

FINANCIAL HIGHLIGHTS (USD BILLION)

	2011-Q1	2010-Q1	2010	2009
Total Assets	38,4	39,0	36,8	39,0
Total loans outstanding	21,5	20,1	21,1	21,2
Capital adequacy total	17.7%	13.2%	17.6%	13.3%
Capital adequacy core	13.0%	9.7%	12.7%	9.7%
exchange rate	5,5135	5,9826	5,8564	5,7767

RECENT DEVELOPMENTS

Eksportfinans' underlying business operations showed continued good performance in the first quarter of 2011, with a net interest income of NOK 386 million compared to NOK 350 million in the corresponding period in 2010. Disbursements of new loans were NOK 7.1 billion in the first quarter of 2011, compared to NOK 3.7 billion for the first quarter of 2010.

Total comprehensive income in the first quarter of 2011 was NOK 52 million, compared to negative NOK 194 million in the same period in 2010. Net profit excluding unrealized gains and losses was NOK 241 million in the first quarter of 2011, compared to NOK 226 million in the corresponding period in 2010.

With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced. The single most important change was that risk weighting for exposures to banks was discontinued. Eksportfinans was granted a transitional period ending December 31, 2011, during which it can use the 2010 reporting standards for large exposures. During the transitional period the Norwegian Ministry of Finance will consider how Eksportfinans shall adopt the new provisions.

On April 30th 2010 the Norwegian government launched its support package for domestic industry which includes among other things a softening of the regulations regarding Norwegian content to be included in export contracts financed by Eksportfinans. The required Norwegian content in the projects financed with government supported export credits is reduced from 50 to 30 percent. The government also opened up for issuing guarantees and loans for projects of national interest. This means that other factors than actual deliveries from Norway can be considered in the assessment of whether a project qualifies for loans and guarantees.

In its annual letter to Eksportfinans regarding the management of the government supported export financing scheme for 2010 and 2011, the Ministry of Trade and Industry has requested Eksportfinans to be aware of innovative projects and to support the Norwegian export industry in renewable energy projects specifically.

For a complete overview of information from Eksportfinans, please see www.eksportfinans.com. This document was last amended on June 15, 2011.

Eksportfinans has filed a registration statement (including a prospectus) with the SEC. Before investing, please read the prospectus in that registration statement and other documents filed with the SEC for more complete information about Eksportfinans. The documents are available free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Eksportfinans, any underwriter or any dealer participating in an offering will arrange to send the prospectus upon request. Please call toll-free 1-866-500-5408.